DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE NEW YORK, N.Y. 10017	IZUMI GARDEN TOWER 33F	15, AVENUE MATIGNON 75008 PARIS
	1-6-1 ROPPONGI	
1300 I STREET, N.W. WASHINGTON, D.C. 20005	MINATO-KU, TOKYO 106-6033 TELEPHONE (03) 5561 4421 FAX (03) 5561 4425	MESSETURM 60306 FRANKFURT AM MAIN
1600 EL CAMINO REAL MENLO PARK, CA 94025	WRITER'S DIRECT	MARQUÉS DE LA ENSENADA, 2 28004 MADRID ESPAÑA
99 GRESHAM STREET LONDON EC2V 7NG	+81-3-5561-4566	3A CHATER ROAD HONG KONG

September 6, 2005

By Facsimile and E-mail

Mr. Jim B. Rosenberg
Mr. Don Abbott
Mr. Frank Wyman
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Facsimile No.: 1-202-772-9217
E-mail: (c/o wymanf@sec.gov; abbottd@sec.gov)

Re: **Millea Holdings, Inc.**
        Form 20-F for the Fiscal Year Ended March 31, 2004
        (File No. 000-31376)

Dear Messrs. Rosenberg, Abbott and Wyman:

Please find attached for your reference a supplement to Annex 5 ("**Annex 5A**") to our letter dated September 2, 2005 to the staff (the "**Staff**") of the Securities and Exchange Commission in response to the second comment letter of the Staff dated August 26, 2005 (the "**Second Comment Letter**") relating to Millea Holdings' annual report on Form 20-F for the fiscal year ended March 31, 2004 (the "**2004 Form 20-F**").

Annex 5A sets forth a table reconciliation of total assets under Millea Holdings' internal management reporting system based on Japanese GAAP to total assets shown on its consolidated balance sheets prepared in accordance with U.S. GAAP, as of March 31, 2005, 2004 and 2003.

Consistent with our discussions with the Staff last week, we very much appreciate your cooperation in reviewing Millea Holdings' responses to Comments 3, 4 and 5 of the Second Comment Letter in an accelerated manner to facilitate the finalization of the U.S. GAAP financial statements for the year ended March 31, 2004.

(TK) 12851/001/MISC:2005/2004.20F/9.6.05.sec.letter.doc

2

Please feel free to contact Eugene Gregor (Tel: +81-3-5561-4566; Fax: +81-3-5561-4425; E-mail: eugene.gregor@dpw.com) or Fumiko Yokoo (Tel: +81-3-5561-4434; Fax: +81-3-5561-4425; E-mail: fumiko.yokoo@dpw.com) with any questions or comments.

Sincerely yours,



Eugene C. Gregor

Attachments

cc: Mr. Katsumi Suetsugu
       Mr. Hirokazu Fujita
       Mr. Shigeru Taguchi
       Mr. Makoto Hirokawa
           Millea Holdings, Inc.
       Mr. Michael Liesmann
           PricewaterhouseCoopers LLP
       Mr. Akira Yamate
           ChuoAoyama PricewaterhouseCoopers
       Theodore A. Paradise, Esq.
       Fumiko Yokoo, Esq.
           Davis Polk & Wardwell, Tokyo Office

<u>**Annex 5A**</u>

Reconciliation of the total amount of the Company's Japanese GAAP total assets under its internal management reporting system to total assets shown on its consolidated balance sheets prepared in accordance with U.S. GAAP as of March 31, 2005 and 2004 is as follows

		(Yen in millions)	
		2005	2004
Japanese GAAP total assets	¥	•	11,006,256
Adjustment to recognize deferred policy acquisition costs		•	453,403
Adjustment to present prepaid reinsurance premiums on a gross basis		•	318,432
Adjustment to present reinsurance recoverable on losses on a gross basis		•	342,217
Adjustment for difference in measurement basis between Japanese GAAP and U.S. GAAP for fixed assets		•	(92,522)
Adjustment to net deferred tax assets with deferred tax liabilities		•	(23,477)
Adjustment to record incremental fair value for non-listed stocks		•	86,330
Adjustment to recognize variable interest entities consolidated under U.S. GAAP.		•	7,812
Adjustment to present derivative assets on a gross basis		▼	74,255
Adjustment to apply claim payments already made to corresponding losses, claims and loss adjustment expenses liability		•	(36,269)
Adjustment to recognize intangible asset relating to additional minimum pension liability		•	25,362
Other		•	38,574
Total assets (U.S. GAAP)	¥	•	12,200,373